1111 South Arroyo Parkway 91105
PO Box 7084
Pasadena, California 91109-7084
1.626.578.3500 Fax 1.626.568.7144

May 8, 2009

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	Your Letter Dated April 14, 2009 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Fiscal Year Ended September 30, 2008
(“2008 Form 10-K”) and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
(the “Comment Letter”)

Dear Mr. Decker:

Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) received your letter dated April 14, 2009. We appreciate Staff’s comments, and we are providing this letter in response to Staff’s additional comments.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold, italicized text.

General

1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: To the extent a comment requests additional disclosures or other revisions, such additional disclosures or revisions are set forth in the related response. Where indicated, the requested disclosures or revisions will be included in our future filings.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

2.	Comment: We have reviewed your response to prior comment 3 in our letter dated February 24, 2009. Your critical accounting policies section is to focus on those estimates that are critical to your consolidated financial statements. The disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Based on your response that there were no material assumptions made in determining your effective income tax rate or accounting for income taxes in general, it is not clear why you believe that accounting for income taxes is a critical accounting policy. We note your disclosure that judgment is required in determining your worldwide provision for income taxes. It is not clear based on your current disclosures what judgment is required. Please revise your disclosures accordingly.

Response: Since our accounting for income taxes does not involve either material assumptions or material estimates, nor does it require significant judgment, we will remove this discussion from our Critical Accounting Policies disclosure in future

Form 10-K filings (unless, of course, circumstances change and we employ material assumptions, estimates or judgments in the future).

3.	Comment: We have reviewed your response to prior comment 4 in our letter dated February 24, 2009. We note that you used a single valuation methodology in determining the fair value of your reporting units. It does not appear that you replied to the other points contained within our comment. As such, please supplementally tell us and disclose the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	A description of the valuation methodology used in determining the fair value of your reporting units;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: Our response addresses your questions in the order asked:

1.	The Company has concluded that the goodwill impairment test should be conducted at a level below our operating segment. As such, we have determined that we have two reporting units for purposes of testing goodwill for possible impairment. These reporting units (i) engage in business activities from which they earn revenues and incur expenses; and (ii) have components whose operating results are regularly reviewed by management (these components of the reporting units share similar economic characteristics as described in SFAS 131). Although these reporting units do not produce or publish (nor does management review) complete sets of discrete financial information about their financial position and results of operation, we nevertheless believe that sufficient information is available (and is reviewed by management) to conclude these elements of our business meet the definition of reporting units. We also believe that the reporting units we use to conduct our impairment testing are appropriate because the goodwill amount appearing on the Company’s consolidated balance sheet stems from acquisitions that fall logically into our reporting unit structure.

2.	The valuation methodology we use to determine the fair value of our reporting units is a market approach that was described in our response to you dated March 30, 2009.

3.

There were no material assumptions used in applying the valuation methodology. As described in our response to you dated March 30, 2009, the model we employ depends on the after-tax earning of our reporting units, and a market earnings multiple. Because of the precipitous fall in earnings multiples within our industry between the time we conducted the impairment test and our fiscal year-end, we updated the test through the end of our fiscal year. In spite of a 67% drop in multiples, the results of our updated test did not indicate an impairment of goodwill.

4.	As we stated in our response to you dated March 30, 2009, we used a single valuation methodology for all periods covered by our 2008 Form 10-K. There were no material assumptions used in applying the valuation methodology.

The following sample additional disclosure provides the supplemental information requested by Staff.

Sample Additional Disclosure Using 2008 Form 10-K Information (to be included under “Significant Accounting Policies” in Notes to Consolidated Financial Statements)

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill and the cost of intangible assets with indefinite lives are not amortized, but are instead tested for possible impairment annually (or more frequently if events occur or circumstances change that would more likely than not reduce the fair values of our reporting units below their respective carrying values). In accordance with the provisions of the FASB’s Statement of Financial Accounting Standards (SFAS) No. 142—Goodwill and Other Intangible Assets (SFAS 142), the first step in the impairment test process is to compare the fair value of each of the Company’s reporting units to their respective carrying amount, including goodwill. In the event that the carrying value of a reporting unit exceeds its implied fair value, a second test is performed to measure the amount of the impairment loss, if any.

The Company uses two reporting units to perform the annual impairment test, and we estimate the fair value of these reporting units using a market approach that multiplies the after-tax earnings of each reporting unit for the trailing twelve months by an average market earnings multiple. On the basis of the results of these tests, there were no indications of impairment for each of the fiscal years ended September 30, 2008, 2007, and 2006.

SFAS 142 does not prescribe a single valuation methodology for determining the fair value of an entity’s reporting units. The selection of a valuation methodology is inherently subjective, and changes to the underlying inputs can have a significant effect on the results of the impairment test.

*   *   *   *   *

We hope this response has addressed all of Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration